FORM OF SERVICES AGREEMENT



      This Agreement is made as of _____________________, 2000 between Rafferty Capital Markets, Inc. ("RCM") and ____________________ ("Company").

      WHEREAS, RCM serves as principal distributor for the Class B shares of the various Series of The Potomac Insurance Trust ("Trust"), which are sold to the separate accounts ("Separate Accounts") of insurance companies that issue variable annuity or variable life contracts ("Variable Contracts"); and

      WHEREAS, the Company and the Trust have entered into a Trust Participation Agreement ("Participation Agreement") with respect to the purchase by the Company on behalf of the Company's Separate Accounts of Class B shares of the Series of the Trust listed on Exhibit A to this Agreement, as amended from time to time ("Shares"); and

      WHEREAS, RCM and the Company desire that the Company provide certain services concerning the Shares to current and prospective owners of Variable Contracts;

      NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

      1. SERVICES TO BE PROVIDED. The Company agrees to provide certain services with respect to the Shares to current and prospective owners of Variable Contracts. These services include, but are not limited to, any combination of the following: (a) printing and mailing of Trust prospectuses, statements of additional information, any supplements thereto and shareholder reports for existing and prospective Variable Contract owners; (b) services relating to the development, preparation, printing and mailing of Trust advertisements, sales literature and other promotional materials describing and/or relating to the Shares and including materials intended for use within the Company or for broker-dealer use only or retail use; (c) holding seminars and sales meetings designed to promote the distribution of the Shares; (d) obtaining information and providing explanations to Variable Contract owners regarding the investment objectives and policies and other information about the Trust and its Series, including the performance of the Series; (e) training sales personnel regarding the Fund and its Series; (f) compensating sales personnel with respect to the Trust and its Series; (g) providing personal services and/or maintenance of the Variable Contract owner accounts with respect to the Shares attributable to such accounts; and (h) financing any other activity that is primarily intended to result in the sale of the Shares.

      2. COMPENSATION. In consideration for these services, RCM agrees to pay the Company (or to direct the Trust to pay the Company) a fee for so long as this agreement is in effect, calculated daily, at the annual rate of ____% of the average daily net asset value of the Shares held in the Company's Separate Accounts. Each payment is to be made to the Company within 30 days after the end of the calendar month to which it relates.


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      The Company agrees that (1) the Company has no right to receive payment of any amounts otherwise payable to it by RCM under the Trust's Plan of Distribution until such time as RCM is in receipt of such fee from the Trust and
(2) RCM's liability to the Trust for the payment of any such fees is limited solely to the amount of the applicable fee received by RCM.

      3. RECORDS. The Company agrees to maintain and preserve all records as required by law to be maintained and preserved in connection with providing services under this Agreement. The Company agrees to provide RCM and the Trust with copies of such records upon their reasonable request and to cooperate with RCM in providing information to the Trust and its board of trustees with respect to amounts expended and services provided under this Agreement.

      4.    INDEMNIFICATION.

      (a) The Company will indemnify and hold RCM and the Trust harmless from any claim, demand, loss, expense or cause of action resulting from the misconduct or negligence, as measured by industry standards, of the Company, its agents or employees, in carrying out the Company's obligations under this Agreement.

      (b) RCM will indemnify and hold the Company harmless from any claim, loss, expense or cause of action resulting from the misconduct or negligence, as measured by industry standards, of RCM, its agents or employees, in carrying out RCM's obligations under this Agreement.

      (c) These indemnification provisions will survive the termination of this Agreement.

      5. AMENDMENT AND TERMINATION. This Agreement may be amended only upon written agreement of the parties. Either party to the Agreement may terminate the Agreement, without cause or penalty, by giving the other party at least thirty (30) days' written notice of its intention to terminate. This Agreement may be terminated at any time without penalty with respect to the Trust or a particular Series if a majority of the Trust's trustees who are not interested persons of the Trust (as defined in the Investment Company Act of 1940 (the "1940 Act"), or a majority of the Shares of the Trust or a Series (as defined in the 1940 Act) vote to terminate the Agreement. This Agreement may terminate in the event of its assignment (as defined in the 1940 Act) or upon termination of the Participation Agreement.

      6. OTHER DOCUMENTS. Nothing in this Agreement shall amend, modify or supersede any contractual terms, obligations or covenants between the Company and RCM previously or currently in effect, including the contractual terms, obligations or covenants contained in the Participation Agreement.

      7. NOTICES. All notices required or permitted to be given under this Agreement shall be given in writing and delivered by personal delivery, by postage prepaid mail, or by facsimile machine or a similar means of same day delivery (with a confirming copy by mail). All notices to RCM shall be given or sent to its offices located at 1311 Mamaroneck Avenue, White Plains, New York 10605, ATTN: ______________. All notices to the Company shall be given or sent


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

to it at the address specified by it below. Either party may change the address to which notices shall be sent by giving notice to the other party in accordance with this paragraph.


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

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated as of the day and year first above written.

                         RAFFERTY CAPITAL MARKETS, INC.



                         By:___________________________

                         Name and Title:



                         COMPANY



                         By:___________________________

                         Name and Title:

                         Address:______________________

                         ______________________________


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                                    EXHIBIT A



SERIES OF THE POTOMAC INSURANCE TRUST

      The Potomac VP OTC Plus Fund
      The Potomac VP OTC/Short Fund
      The Potomac VP Dow 30 Plus Fund
      The Potomac VP Dow 30/Short Fund
      The Potomac VP Small Cap Plus Fund
      The Potomac VP Small Cap/Short Fund
      The Potomac VP Internet Plus Fund
      The Potomac VP Internet/Short Fund
      The Potomac VP U.S. Plus Fund
      The Potomac VP U.S./Short Fund
      The Potomac VP Japan Plus Fund
      The Potomac VP Japan/Short Fund
      The Potomac VP Money Market Fund



Dated:  ___________, 2000


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